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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                  SCHEDULE TO
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
                 OR SECTION 13(e)(1) THE SECURITIES ACT OF 1934

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                          INTERNET CAPITAL GROUP, INC.
                       (Name of Subject Company (Issuer))
                          INTERNET CAPITAL GROUP, INC.
                       (Name of Filing Person (Offeror))

                 5 1/2% Convertible Subordinated Notes due 2004
                         (Title of Class of Securities)

                                   46059C AA4
                     (Cusip Numbers of Class of Securities)

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                              Henry N. Nassau, Esq.
                           Managing Director, General
                              Counsel and Secretary
                          Internet Capital Group, Inc.
                              435 Devon Park Drive
                                  600 Building
                            Wayne, Pennsylvania 19087
                                 (610) 989-0111

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Person Authorized to Receive Notices and
               Communications on Behalf of the Filing Person(s))

                                    Copy to:
                           Christopher G. Karras, Esq.
                                     Dechert
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                                 (215) 994-4000

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                           CALCULATION OF FILING FEE
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       Transaction Valuation*                            Amount of Filing Fee
--------------------------------------------------------------------------------
                N/A                                              N/A
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* Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      Not applicable.    Filing party:    Not applicable.
Form or Registration No.:    Not applicable.    Date Filed:      Not applicable.

[X] Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.
[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1
[X] issuer tender offer subject to Rule 13e-4
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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ITEMS 1-11.

Not Applicable.

ITEM 12.  EXHIBITS.

(a)(5)(i) Press Release issued by Internet Capital Group, Inc. on
          September 28, 2001.
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                                 EXHIBIT INDEX

Exhibit
Number    Description
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(a)(5)(i) Press Release issued by Internet Capital Group, Inc. on
          September 28, 2001.